10/23

82- SUBMISSIONS FACING SHEET

02055737

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Techtronic Industries

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 13 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3648

FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 11/5/02



TECHTRONIC INDUSTRIES CO. LTD.

2000

ANNUAL REPORT


RYOBI
14.4v
20

TECHTRONIC INDUSTRIES SET NEW RECORDS IN TURNOVER, PROFIT AND EARNINGS PER SHARE

CONTENTS

TECHTRONIC INDUSTRIES COMPANY LIMITED (TTI) was founded in the 1980s and is today a world leader in the design, engineering, manufacturing and marketing of power tools, floor care appliance, solar powered and electronic products. TTI has developed strong customer alliances by providing product and manufacturing solutions to some of the largest retailers and most important brand name companies in the world. The Group owns the globally recognized Ryobi brand of power tools in North America and is the provider of many of the Sears' Craftsman line of power tools.

TTI maintains a competitive strategy of delivering customer focused services through its world class manufacturing facilities and product development technologies. With over 2.3 million square feet of manufacturing capacity and a work-force of approximately 8,000, the Group has a global reach, with offices and operations located in Asia-Pacific, Europe and North America.

Dedicated to progressive implementation of its competitive strategies, the Group has grown turnover at an impressive compound annual rate of 25% from HK$ 490 million to HK$ 4.6 billion since TTI was first listed on the Hong Kong Stock Exchange in 1990. The Group has consistently been recognized for excellence in products and services throughout the industry.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Executive Directors

Mr Horst Julius Pudwill

Chairman and Chief Executive Officer

Mr Roy Chi Ping Chung

Managing Director

Mr Patrick Kin Wah Chan

Mr Frank Chi Chung Chan

Dr Akio Urakami

Non-executive Directors

Mr Susumu Yoshikawa

Mr Jianhua Liu

Independent Non-executive Directors

Mr Vincent Ting Kau Cheung

Mr Joel Arthur Schleicher

Principal Bankers

The Hong Kong and Shanghai Banking Corporation Limited

Commerzbank A.G.

Citibank N.A.

Standard Chartered Bank

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Secretary and Registered Office

Chi Chung Chan

24 Floor CDW Building

388 Castle Peak Road Tsuen Wan

New Territories Hong Kong

Share Registrars and Transfer Office

Secretaries Limited

5 Floor Wing On Centre

111 Connaught Road

Central Hong Kong


HK$ 1,906,082,000
96
HK$ 2,279,990,000
97
HK$ 2,531,818,000
98
HK$ 2,699,338,000
99
HK$ 4,551,482,000
00

TURNOVER


HK$ 105,720,000
96
HK$ 127,055,000
97
HK$ 141,052,000
98
HK$ 156,881,000
99
HK$ 190,531,000
00

PROFIT FOR THE YEAR


HK¢ 21.07
96
HK¢ 24.79
97
HK¢ 25.40
98
HK¢ 28.15
99
HK¢ 34.02
00

BASIC EARNINGS PER SHARE

OPERATIONS	2000 HK$'000	1999 HK$'000
Turnover	4,551,482	2,699,338
Operating profit after finance cost	222,470	166,965
Profit for the year	190,531	156,881
Earnings per share, basic (cents)	34.02	28.15
Dividend per share (cents)	10.00	9.30
FINANCIAL POSITION AT YEAR END		
Total assets	2,909,725	1,382,367
Net current assets	862,113	373,099
Shareholders' fund	817,293	667,524
Capital expenditure	138,593	123,065
Return on equity	23.31%	23.5%
Net book value per share	1.46	1.19

CONSOLIDATED FINANCIALS

HORST JULIUS PUDWILL

Chairman and Chief Executive Officer



2000 HIGHLIGHTS

RECORD BASIC EARNINGS PER SHARE OF HK 34.02 CENTS, **UP 20.9%**

RECORD TURNOVER OF HK$ 4.6 BILLION, **UP 69%**

FIVE-YEAR COMPOUND **ANNUAL RATE OF 24.0%** IN EARNINGS PER SHARE

ACQUIRED AND BEGAN INTEGRATION OF THE **RYOBI** NORTH AMERICA POWER TOOLS BUSINESS

2000 PERFORMANCE I am again pleased to report that Techtronic Industries set new records in turnover, profit and earnings per share. This is a direct result of the strategic growth initiatives that have established TTI as a leader in the global power tools industry and generated new business opportunities in our appliance and electronic segments. We experienced strong growth in our core businesses and, with the Ryobi acquisition, added market share penetration and a platform for future growth. TTI is well positioned entering into 2001.

FINANCIAL RESULTS We have accelerated the rate of growth, reporting an increase in consolidated turnover of 68.6% over last year to a record HK$ 4.6 billion. All Divisions contributed with double-digit turnover growth over the last year. The compound annual rate of growth for the previous five-year period is a healthy 27.0%.

For the sixth consecutive year the Group recorded double-digit growth in net profit with an increase of 21.4% over 1999 to HK$ 190.5 million. The basic earnings per share in 2000 grew 20.9% to HK 34.02 cents from HK 28.15 cents per share in 1999. The Group has been able to deliver consistent performance as demonstrated by solid five-year compound annual rate of 26.8% in net profit and 24.0% in earnings per share.

INCREASED DIVIDENDS The Directors recommend a final dividend of HK 6 cents per share. Subject to the approval of the shareholders at the Annual General Meeting to be held on 25th May 2001.

The final dividend will be paid to shareholders listed on the register of members of the Company on 22nd June 2001. It is expected that the final dividend will be paid on or about 30th July 2001. This payment together with the interim dividend of HK 4 cents per share paid on 31st October 2000 makes a total payment of HK 10 cents per share, up from HK 9.3 cents in 1999.

FINANCIAL STRENGTH The Group's financial strength, established over many years of organic growth, has enabled TTI to move ahead with aggressive expansion plans. We have financed several strategic brand acquisitions, including the Vax floor care appliance operations in the United Kingdom and Australia in October 1999 and the Ryobi power tools operation in North America in August 2000.

The cost of finance has increased the net bank debt to equity ratio, mainly due to the acquisition of the North America power tools operations. This purchase was financed by 3-5 year term loans. Based on current orders and turnover forecasts for the enhanced Group, the anticipated level of positive cash flow generation should contribute to a progressive reduction in gearing.

MAJOR GROWTH INITIATIVES TTI has identified several dynamic growth strategies that will enable the company to establish leadership positions in each of our business segments. These initiatives are interconnected and provide the synergy for total Group growth and long-term profitability.

CHAIRMAN'S STATEMENT

The Ryobi Power Tools acquisition is the foundation for the future growth of our power tools business. The strength of this world-wide brand adds significant value to our retail customer base in North America. The integration provides electric motor technology and market entrance to an additional product range of corded portable, benchtop, and stationary power tools. We can now offer our global customer base a full range of power tools benefiting from new product innovation and low cost volume manufacturing. TTI is established as one of the world leaders in this industry.

We are creating new alliances with some of our most powerful retail and brand name manufacturing partners. This strategic action will dramatically impact our market penetration opportunities and we fully expect to increase our market share in the North American power tools market with these new alliances. Our dedication to delivering superior levels of service to our retail and brand name manufacturing partners is a core strategy for driving our success in all our Divisions.

We believe in becoming an integral part of our customers' operations by working closely with them on the design, manufacturing and distribution process, and by offering flexible, highly responsive services. The Group develops strong customer relationships through a management approach which fosters rapid decision-making and a customer service orientation that responds quickly to frequently changing customer product and production requirements.

We will leverage our world class manufacturing facilities. TTI strives to maintain a competitive advantage in the manufacturing arena. With our recent acquisitions, we are improving our overall cost position through supply chain savings and the integration of manufacturing and marketing. We employ extensive quality programs and have the ability for direct shipment from our low cost Asian factories to high volume retailers, effectively eliminating the need for in-country warehousing, thus reducing the cost to the end-user.

TTI plans to spin-off the floor care appliance business. Our existing business relationships with major brand manufacturers in the floor care appliance industry remain very strong and we expect continued growth in this segment. In fact, the excellent growth of this business has triggered the need for an independent management team that can focus solely on this business unit. The board has announced its plan to separate list the business on the main board of The Stock Exchange of Hong Kong Limited. Please refer to the Management Review section for details.

This strategic initiative delivers excellent benefits to all parties. Shareholders benefit by owning shares in both entities. TTI benefits by allowing management to focus on the core business, the power tools business. The new floor care appliance company benefits by having a separate, dedicated management team and independent financial relationships.

OUTLOOK TTI has strong momentum entering 2001 and is well prepared for a more difficult environment, with the slowing economy in the US and strong dollar against the Yen and Euro. Our outlook remains robust as we have concluded long-term beneficial supply agreements with the leading power tools retailers in North America, which will drive our growth with significant opportunities to gain market share in our power tools business.

In addition, the broadening of our power tools product offering and technologies are allowing the Group to substantially increase the flow of products into our traditional customer base. The Group is pleased to report that our order book is well ahead of last year.

The integration of the Ryobi acquisition will contribute positively to our operations during the second half of 2001. Key benefits of the integration include leveraging our low cost manufacturing base in Asia and marketing organization in North America, expansion of the Ryobi and private label product ranges through an increased level of product development in corded portable, benchtop and stationary power tools, and strengthening of our customer relationships. Looking to reach beyond our organic growth initiatives and improve our presence outside of North America, we are currently examining opportunities to expand into Europe and add to our brand portfolio.

Our existing business relationships with major brand name manufacturers in the floor care appliance industry remain very strong and we expect continued growth in this segment. The business has benefited over the past few years from an increase in new development projects requiring higher value-added engineering and moves to outsource production by our customer base. This trend is continuing in 2001. We are expanding engineering and development services to handle the increased rate of new projects and are restructuring operations to assure a competitive cost position, consolidating manufacturing into our high volume facilities in China.

Our Vax business has added to their product range in 2000, positioning them for growth in 2001. Vax is commercializing an exciting new, technically innovative, Advanced Vacuum Cleaner (AVC) in mid 2001. We have a supply and development agreement with a major brand name customer to globally market our AVC product technology beyond the core markets for Vax. This is the first of many new products that will flow from the joint development between Vax and TTI.

We are confident that our initiatives in customer partnerships, product development, brand acquisition and the considered spin-off of our floor care appliance business will deliver powerful benefits to our customers, our employees and, most of all, our shareholders. The ability to compete for leadership positions on a global market demands independent, dedicated management teams within each division. Our new structure creates the dynamic environment needed for aggressive growth and healthy profitability.

APPRECIATION On behalf of the board, I express our grateful appreciation to our shareholders, customers, employees, and suppliers for their support throughout the past year. These are exciting times at TTI. With nearly 8,000 employees, a growing base of high volume customers, strong brands and a competent management team, we look forward to another exceptional year in 2001.

HORST JULIUS PUDWILL

Chairman and Chief Executive Officer

ROY CHI PING CHUNG

Managing Director



STRIVING TO **IMPROVE OUR COMPETITIVE POSITION** THROUGH SUPPLY CHAIN SAVINGS, INTEGRATION OF MANUFACTURING, STREAM-LINING MARKETING AND LOGISTICS.

OVERVIEW TTI achieved excellent turnover and profit growth in 2000 as a direct result of the strategic focus within each of the business Divisions. Each Division is dedicated to maintaining superior relationships with customers in order to develop the products they need and to deliver service beyond their expectations. The Group is able to uniquely align with customers creating value that extends well beyond the product or service being delivered. The ability to provide special capabilities, such as brand strength, engineering expertise, or proprietary technology, helps form our exceptional relationships. These strong customer relationships create the potential for sustainable market leadership and greater benefit to each party.

Consequently, each business unit contributed double-digit turnover increases over prior year with the Power Tools Division at 95.1% increase, the Floor Care Appliance Division at 25.8% increase, the Solar Powered and Electronics Division at 23.1% increase. The Group's sales in North America across all product lines witnessed a 79.7% increase driven by the addition of Ryobi. Excluding Ryobi, the Group had strong double-digit turnover growth in it's core business.

The performance within each business Division is the result of strong management teams built around a robust management process. Developing this management excellence is a strategic focus of the Group. Leveraging management resources, as well as other Group resources in purchasing, logistics, marketing and quality create cost advantages relative to competitors. Additionally, the Division management teams are focused by customer and industry to provide quick response to customer needs based on market realities. The Group is preparing to strengthen this commitment in the Floor Care Appliance Division, as discussed earlier, which will also sharpen the focus of the Power Tools Division.



TURNOVER BY PRINCIPAL ACTIVITY

Power Tools Division	67.6%
Floor Care Appliance Division	23.8%
Solar Powered and Electronic Products Division	3.8%
Others	4.8%



TURNOVER BY GEOGRAPHICAL MARKET LOCATION

North America	84.3%
Europe	9.0%
Other countries	6.7%

TTI OWNS THE GLOBALLY RECOGNIZED **RYOBI** BRAND OF POWER TOOLS IN NORTH AMERICA



POWER TOOLS DIVISION The Division designs, engineers, manufactures, and markets a complete range of portable, benchtop and stationary power tools. Products produced include a full range of both rechargeable and corded tools such as impact drills, drill / drivers, reciprocating saws and circular saws; a full range of bench top tools such as miter saws and drill presses; and a full range of stationary tools such as table saws. The Division is a principal manufacturer of the Sears, Roebuck and Company's Craftsman line and many major brands around the world. The Division markets under its own Ryobi brand of power tools in North America.

This Division is the largest business segment, accounting for 67.6% of the total Group turnover, exhibiting strong performance in all markets and delivering a vibrant growth rate of 95.1% during the year under review. The core rechargeable power tools business, excluding the Ryobi acquisition, delivered double-digit turnover growth over the prior year. The Division has an impressive 28.8% five-year compound annual turnover growth rate. The addition of Ryobi significantly increased the Division's penetration of the North American power tools market.



67.6% OF TOTAL TURNOVER

FIVE-YEAR COMPOUND ANNUAL GROWTH = 28.8%

The primary North American DIY (do-it-yourself) market showed continued strength in spite of rising interest rates throughout the year. Housing starts were at new highs and the remodeling market exhibited no signs of slowing down. There is an expectation of slower growth in this market in 2001 in regard to new construction but the remodeling sector is expected to remain robust. Europe faced pricing pressures due to the weak European currencies and is feeling the North American slowdown. The Division is targeting enhanced relationships with our retail and brand name partners in order to drive increased market share in a softening market.

The Division plans aggressive new product development programs across all product segments. Like the world-wide launch of a new platform of rechargeable tools in 2000, the Division is developing product platforms of corded, benchtop and stationary tools that will be launched throughout the Division's global customer base. The planned increase in investment into development will deliver more products to the brand name partners and the Ryobi brand business in North America.

Integration of the Ryobi acquisition will deliver benefits beyond product technology. The combination of powerful marketing programs and superior manufacturing capabilities will enable the Power Tools Division to continue its history of delivering growth in sales and profits.


CONTINUING LEADERSHIP IN
DEVELOPING AND DELIVERING TECHNOLOGY-
DRIVEN SOLUTIONS

FLOOR CARE APPLIANCE DIVISION

The Division designs, engineers, manufactures and markets a variety of floor care appliance. Products include stick vacuums, extractor vacuums, upright vacuums, canister vacuums and portable hand vacuums, both rechargeable and corded. The Division is a principal manufacturer of the Bissell and Royal Appliance Manufacturing's Dirt Devil floor care appliance brands, both leading brands in North America. The Division markets under its own Vax brand in the United Kingdom, Australia and several other countries; and has licensed the Dirt Devil brand for Germany.

The Division experienced strong 25.8 % growth in 2000 and accounted for 23.8 % of the total Group turnover. Investments in new product development resources and capabilities have been successful in meeting the innovation demands of the floor care appliance market. As a result, the Division has produced an excellent five-year compound annual growth rate of 29.4%.

The Vax brand business made significant strides in the European and Australian markets. Progress was made implementing a strategy to expand the well-respected Vax name beyond the extractor segment into a full range provider of mid to premium vacuums, thus leveraging the product development and low-cost manufacturing capabilities of the Division. Vax strengthened relationships with the high volume retailers in their key markets, through improved services, better merchandizing and broader product selection. Additionally, the integration of the Vax operations into the Group that took place in 2000 will contribute positively to the Division in 2001.



23.8% OF TOTAL TURNOVER

FIVE-YEAR COMPOUND ANNUAL GROWTH = 29.4%

The Division's business in North America was robust in 2000. The customer base of leading brand name manufacturers significantly increased the level of new product development projects with the Division. The full year impact of these new products will occur in 2001. A new factory was opened, adding over 275,000 square feet of manufacturing space, to support the increased level of business. The Division anticipates the higher level of new product development projects will continue, thus maintaining the focus on strengthen engineering and technical capabilities to support future customer new product programs.



BRING TECHNOLOGY AND ENGINEERING

TOGETHER FOR

INNOVATIVE SOLUTIONS

SOLAR POWERED AND ELECTRONIC PRODUCTS DIVISION The Division delivered a record-breaking year, outperforming every financial milestone in its twelve-year history. Turnover was up 23.1% over an excellent performance in 1999. The turnover for the Division was 3.8% of the total Group turnover.

The products of this Division are primarily divided into two categories, solar powered lighting and electronic measuring devices. The Division designs, engineers and manufactures for many high volume retailers and leading international brands in these two business categories.

The turnover exhibited global market strength with well-balanced sales geographically. The sales breakdown was 55% to Europe, 32.5% to North America, and 12.5% to Australasia.

Similarly, turnover breakdown by product category shows that total growth was achieved across the major product categories with 47% of sales originating from the measuring device category, 38% of sales originating from the solar powered lighting category and 15% of sales originating from other electronic items.

Aggressive new product introductions and range extensions with the Division's traditional Original Design Manufacturing (ODM) customers were drivers behind the continuing turnover growth. Additionally, 2000 was a good year for the acquisition of new customers, positioning the Division well for the future.

Going forward, 2001 should see further expansion, thanks to new product programs, with leading brands in the industry. We expect further expansion of the customer base for current products both in Europe and North America, hence maintaining a healthy revenue balance across key markets and product categories.

3.8% OF TOTAL TURNOVER

FINANCIAL

Total net bank debt to equity was at 90.8%, as compared to a net cash position last year. The increase was mainly due to the acquisition of the North America power tools operations which was financed by term loans maturing in 2003 and 2005 respectively. The increase in the ratio was within our projections when the acquisition was concluded. However, based on current orders and working capital projections, baring any unforeseeable circumstances, the net bank debt to equity ratio is expected to improve.

Interest coverage, expressed as a multiple of profit before interest and taxation to total net interest expenses was at 4.23 times (1999: 9.4 times). Despite the fact that it was lower than that of last year the coverage continued to be at a comfortable level.

Gross borrowing costs charged for the year were HK$75.6 million (1999: HK$26.0 million). The increase was mainly due to the interest charge on the financing arrangement for the acquisitions of the floor care appliance operations in the United Kingdom and Australia by the end of the fourth quarter last year and the acquisition of the Ryobi power tools operation in North America in August, together with various interest rates increase during the year. The subsequent reduction in interest rate together with improvements in liquidity will all have favourable impact on borrowing costs

It is always the Group's strategy and focus to exercise stringent control over the level of inventory. With the full integration of operation from manufacturing to distribution subsequent to our acquisitions in North America and United Kingdom, we expect to achieve improvements by reducing number of days inventory carrying, improving both our asset utilization and working capital.

Capital expenditure for the year, apart from the acquisition of the North America operations amount to HK$138.6 million and was financed by current year's deprecation of HK$182.5 million. It is the Group's capital expenditure policy to match the investment amount to the depreciation charges during the year.

Total bank borrowings amount to HK$1,008 million, of which HK$864.7 million is attributable to the bank loans for the acquisition of North America and United Kingdom operations. Of the total bank loans, HK$852.8 million represents loans repayable more than one year to a maximum period of five years. The loans are denominated in Hong Kong dollars, United States Dollars and Pounds Sterling and carry interest rates with reference to prime rate, LIBOR or US best lending rates.

As the Group's revenue are denominated in US Dollars and majority borrowings are in HK or US Dollars, there is a natural hedge between the currencies and exposure to exchange fluctuation is therefore minimal.

Based on current orders on hand and baring any unforeseeable circumstances, revenues for the year 2001 is expected to out-perform that of current year under review.

ACQUISITION

On 1st June 2000 the Group announced the acquisition of Ryobi's North America power tools business. The transaction was a "Possible Very Substantial Acquisition and Connected Transaction" to the Group, and the circular providing further information relating to the acquisition together with advice from the Independent Board Committee and Independent Financial Adviser to the Independent Board Committee was dispatched to all shareholders on 22nd July 2000. The transaction was approved by shareholders at an Extraordinary General Meeting conducted on 31st July 2000 and completed on 1st August 2000.

The acquisition was for a material part of the operating assets owned, employed or held by the vendor, and assumed certain liabilities relating primarily in the operation of the power tools business, together with all the issued and outstanding capital stock of a Canada and a Taiwan corporation. The consideration was an aggregate of approximately HK$680.9 million, financed by bank borrowings. The assets were either at net realizable value or at net book value without payment of a premium or goodwill.

As a result of the acquisition, the Group acquired the powerful consumer brand "Ryobi", without the requirement to pay a premium or royalty. Ryobi is the leading brand of portable electrical power tools in North America and will deliver significant strategic benefits and growth opportunities to the power tools business of the Group. Following the completion of the acquisition, the Group is poised to challenge for the leadership position in the North American electrical power tools market, and obtained technology to fuel future expansion beyond North America.

POSSIBLE SPIN-OFF AND SEPARATE LISTING OF THE FLOOR CARE APPLIANCE DIVISION

On 11th April 2001, The Group announced that it is considering the possibility to spin-off the existing Floor Care Appliance Division for a separate listing on the main board of The Stock Exchange of Hong Kong Limited by way of introduction.

The Board believes that the Proposal would rationalize the corporate structure and businesses of the Group and also enable the investment community to focus on the underlying earnings fundamental of the Floor Care Appliance Division of the Group, and accordingly place a value on such business which investors would usually accord to a business of predictable earnings and of a relatively stable nature.

The Board, however would like to remind that this proposal is subject to, amongst other things, approval from the Listing Committee of the Stock Exchange, and should also note that the exact terms of, timing and other details have yet to be finalized and the Board may not proceed with the arrangement if it decides that the prevailing market conditions at the time immediately before the proposal listing are unfavorable.

MAJOR CUSTOMERS & SUPPLIERS

For the year ended 31st December 2000:

i) The Group's largest customer and five largest customers accounted for approximately 39.4% and 73.7% respectively of the Group's total turnover.

ii) The Group's largest supplier and five largest suppliers accounted for approximately 8.3% and 29.5% respectively of the Group's total purchases (not including purchases of items which are of capital nature).

According to the knowledge of the directors, none of the directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers.

BOARD OF DIRECTORS

Horst Julius Pudwill, MSc
Chairman and Chief Executive Officer

Aged 55. Founder of TTI and the Chairman since 1985. His background includes a Master's Degree in Engineering and a general commercial degree, together with extensive experience in international business. His responsibility is for the formulation of the strategic vision of TTI, focusing on the continual growth and profitable development of the Group organization, products and services. He is active aligning the activities of the Group with customer needs.

Roy Chi Ping Chung, MSc
Managing Director

Aged 49. Co-founder of TTI and Managing Director since 1985. He holds a Master of Science degree in Engineering Business Management from the University of Warwick. The winner of the Young Industrialists Award of HK 1997. Council Member of Hong Kong Polytechnic University. Member of the Advisory Board for the Faculty of Business of Lingnan College. Director of HK Paediatric Foundation of HK Paediatric Society. Director of the HK Safety Institute Ltd. Member of Design Council of the Federation of Hong Kong Industries, and the President of Hong Kong Electrical Appliances Manufacturers Association. He is an Independent Non-executive Director of Kin Yat Holdings Limited.

Kin Wah Chan, FCCA, AHKSA, APM
Executive Director

Aged 41. A fellow member of The Chartered Association of Certified Accountants, an associate member of the Hong Kong Society of Accountants, an associate and an executive committee member of The Professional Validation Centre of the Hong Kong Plastic and Metal Industries Limited. Joined the Company in 1988 and was appointed as Executive Director in 1990. He is now responsible for the operations of the Group.

BOARD OF DIRECTORS *(Cont'd)*

Chi Chung Chan, FCCA, FHKSA, ATIHK, CPA

Executive Director

Aged 47. A fellow member of The Chartered Association of Certified Accountants and The Hong Kong Society of Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong. He joined the Group in 1991 and was appointed as Executive Director in 1992. He is now responsible for corporate affairs and finance of the Group. He is an Independent Non-Executive Director of Easyknit International Holdings Limited.

Dr. Akio Urakami, Ph. D

Executive Director

Aged 58. Holds a Ph.D degree in Materials Science from Northwestern University in 1970. Appointed as Director in 1989. Appointed as Executive Director in 2001. Also Vice Chairman of One World Technologies, Inc. His responsibility is the formation and execution of the corporate strategy with Chairman and Managing Director of the Company, and particular emphasis on the long term business development with alliance companies.

Susumu Yoshikawa

Non-Executive Director

Aged 58. Appointed as Director in 1999. Also Director of Ryobi Limited, Japan.

Jianhua Liu

Non-Executive Director

Aged 47. Appointed as Director in 2000. He graduated from the Shantou University, the PRC with a bachelor's degree in 1985 and graduated from Northwest University, the PRC with a MS degree. He is an engineer, CPA and Assets Appraiser. He has over 16 years of experience in the field of financial management, industrial investment and enterprise management. He is a director and vice-president of Shum Yip (Holdings) Company Limited. He has been a director of China Society of Asserts Appraisers, committee member and deputy secretary-general of Guangdong Society of Assets Appraisers, committee member and secretary-general of Shenzhen Society of Assets Appraisers, officer of Business Development Department and Property Right Department of Shenzhen Investment Holdings.

BOARD OF DIRECTORS *(Cont'd)*

Vincent Ting Kau Cheung

Independent Non-Executive Director

Aged 59. Appointed as Director in 1991. Also a Director of Gold Peak Industries (Holdings) Limited, Paul Y. – ITC Construction Holdings Limited and Global Food Culture Group Limited as well as Independent Non-Executive Director of STAREAST.com Corporation. A practising solicitor since 1970 and is now the senior partner of Vincent T.K. Cheung, Yap & Co., Solicitors. Qualified to practise as a solicitor in the United Kingdom. Also a Notary Public, Hong Kong.

Joel Arthur Schleicher

Independent Non-Executive Director

Aged 49. Appointed as Director in 1998. He is a private investor and advisor to private equity firms. He presently serves as the Chairman and CEO for Interpath, Inc. From 1998 to 2000, he was the CEO for Expanets, Inc.; from 1989 to 1995, he was the COO and President for Nextel Communication, Inc.. He has 27 years of management experience with growth companies in the telecommunications and manufacturing fields.

SENIOR MANAGEMENT

Techtronic Industries Company Limited

Alex Chunn, BID, IDSA

Director of Concept Development

Aged 38. Joined the Group in 1999. He is responsible for managing the Group Industrial Design Department and supports Marketing in the development of new product concepts. He has over 12 years experience in Industrial Design and Product Development, holding positions of growing responsibility at Ryobi North America prior to joining TTI.

Clarence Chi Hong Chan, BBA, ACCA, AHKSA

Group Controller

Aged 38. Joined the Group in 1995 and was promoted to present position in 1999. He is responsible for assisting the Financial Director in controlling finance, accounting and costing issues. He has more than 15 years experience in accounting and auditing with a multinational firms.

SENIOR MANAGEMENT *(Cont'd)*

David Butts, MBA, ME, BSc

Vice President, Planning and Business Development

Aged 42. Joined the Group in 1998 contributing 16 years experience in strategic planning and marketing with multinational companies. He is responsible for assisting the Chief Executive Officer and Company Directors in developing and implementing growth strategies. He directly oversees the activities of the Floor Care Appliance Division.

Kevin Toohey, BA

Director of Operation – OEM North America

Aged 46. Joined the Group in 1994. Responsible for managing and developing the North American marketing activities of the Power Tools Division.

Peter Fischer

General Manager – Marketing

Aged 45. Joined the Group in 1988. Responsible for managing and developing the European marketing activities of the Power Tools Division.

One World Technologies Inc./Ryobi Technologies, Inc./OWT Industries, Inc.

Dennis Pinkleton, BA

Chief Executive Officer

Aged 52. Joined the Group in 2000 as the senior executive for the North American power tools operations. He has 27 years of broad, general management experience with multinational companies in building products industry.

Jeff Dils, BBA

Sr. Vice President Marketing and Strategic Development

Aged 40. Joined the Group in 2000. He is responsible for the product and business development of the North American power tools operations. He has 20 years experience in the hardware products industry holding management positions in product development, engineering, marketing, international sourcing and strategic planning.

SENIOR MANAGEMENT *(Cont'd)*

Robert A. Davis, BS

President, Ryobi Technologies, Inc.

Aged 49. Joined Ryobi in 1995. He has 25 years experience in sales marketing, and general management with major consumer product companies. He oversees the activities of the Power Tools Division with direct responsibility for all OEM business in North America.

Robert Freitag, BS

Sr. Vice President Ryobi Brand

Aged 42. Joined the Group in 2000. He is responsible for developing and managing the Ryobi Brand Business in North America. He has worked in the industrial and retail hardware business over the past 20 years.

Philippe Buisson, MBA

Director of Finance and Business Planning

Aged 41. Joined the Group in 2000, bringing over 10 years experience in Finance and Operation with multinational companies and 6 years of experience in consulting for international groups. He is responsible for managing Finance and Information Systems and assisting the CEO in business planning.

Gimelli Laboratories Company Limited

Raymond Kwok Chung Lee, FCCA, AHKSA

Managing Director

Operation Director – Solar Wide Industrial Ltd.

Aged 48. Joined the Group in 1982. He oversees the operations of Solar Powered and Electronic Products Division and manages the Healthcare Business of Gimelli Laboratories Co. Ltd..

SENIOR MANAGEMENT *(Cont'd)*

Solar Wide Industrial Limited

Hughes Sanoner, MBA

Director – General Manager

Aged 35. Joined the Group in 1991 and was promoted to his current position in 1996. Over the past 5 years he managed the growth of the electronic manufacturing subsidiary of the Group. He is primarily responsible for the R&D, new product development, the marketing strategy and the sales of the Group's electronic measuring tools and outdoor solar powered products.

Vax Limited

Ian Jebson, FCA

Chief Operating Officer

Aged 47. Formerly Group Financial Director of Vax, Ian ran his own business in high technology test equipment and components for the Aerospace and Power Generation industries having previously been an Associate Partner at KPMG involved in Corporate Finance activities. The Engineering, Operations and Finance functions at Vax report into the Chief Operating Officer.

Patrick Austen

Chairman

Aged 57. Joint Vax as Chairman and Chief Executive in October 1997. Patrick's career has been as Commercial Manager, Imperial Chemical Industries (Fibres Division) followed by a period as Group Chief Executive (Consumer Products Division) of BTR plc, the multi-national conglomerate. He has also been the Chairman of several privately owned companies.

Vax Appliances (Australia) Pty. Ltd.

Eddy Baroni, M.I.A.M.E.

Chief Executive Officer

Aged 62. Has been part of Vax Australia for 17 years and C.E.O. since 1988. Responsible for all management, administration, sales and technical matters of the group's wholly owned subsidiary for the Australian Region.

The directors have pleasure in presenting their annual report and the audited financial statements for the year ended 31st December 2000.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company and also manufactures and trades electrical and electronic products.

During the year, the Group acquired a material part of the operating assets and assumed certain liabilities relating to the power tools business of Ryobi Motor Products Corp. and Ryobi America Corporation and the entired equity interest in Ryobi Canada Inc. and in Ryobi Taiwan Corporation (collectively referred to as the "Ryobi Limited's North American Power Tools Business") for an aggregate consideration of approximately HK$680,861,000 to enhance the power tools business of the Group.

The principal activities of the principal subsidiaries and associates are set out in notes 36 and 37 to the financial statements, respectively.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2000 are set out in the consolidated income statement on page 35.

An interim dividend of 4.0 cents per share amounting to HK$22,547,923 was paid to the shareholders during the year.

The directors now recommend the payment of a final dividend of 6.0 cents per share to the shareholders on the register of members on 22nd June 2001, amounting to HK$33,679,010, and the retention of the remaining profit for the year after the payment of the final dividend amounted to HK$134,303,775.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 25 to the financial statements.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the past five financial years is set out on page 90.

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment amounting to HK$407 million resulting from the acquisition of the Ryobi Limited's Power Tools Business and spent approximately HK$73 million on moulds and tooling and approximately HK$36 million on plant and machinery. Details of these and other movements in the property, plant and equipment of the Group and the Company during the year are set out in note 14 to the financial statements.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 24 to the financial statements.

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Horst Julius Pudwill, *Chairman and Chief Executive Officer*

Mr. Roy Chi Ping Chung, *Managing Director*

Mr. Kin Wah Chan

Mr. Chi Chung Chan

Dr. Akio Urakami

Non-executive directors:

Mr. Susumu Yoshikawa	
Mr. Jianhua Liu	(appointed on 31st March 2000)
Mr. Yingjie Dong	(resigned on 31st March 2000)
Mr. Hideyuki Eto	

Independent non-executive directors:

Mr. Vincent Ting Kau Cheung

Mr. Joel Arthur Schleicher

In accordance with Articles 94 and 103 of the Company's Articles of Association, Messrs. Roy Chi Ping Chung, Chi Chung Chan and Joel Arthur Schleicher retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

None of the directors proposed for re-election at the forthcoming Annual General Meeting has a service contract, which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

TERMS OF OFFICE OF NON-EXECUTIVE DIRECTORS AND INDEPENDENT NON-EXECUTIVE DIRECTORS

The term of office for each of the non-executive directors and independent non-executive directors is the period up to his retirement by rotation in accordance with Article 103 of the Company's Articles of Association.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND OPTIONS

(i) Shares

At 31st December 2000, the interests of the directors, the chief executive and their associates in the share capital of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

	Number of shares of the Company			
Name of director	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**
Mr. Horst Julius Pudwill	12,852,000	380,000	111,329,897(a)	—
Mr. Roy Chi Ping Chung	47,554,974	68,000	18,537,515(b)	—
Mr. Kin Wah Chan	—	—	—	—
Mr. Chi Chung Chan	—	—	—	—
Dr. Akio Urakami	—	—	—	—
Mr. Susumu Yoshikawa	—	—	—	—
Mr. Jianhua Liu	—	—	—	—
Mr. Yingjie Dong	—	—	—	—
Mr. Hideyuki Eto	—	—	—	—
Mr. Vincent Ting Kau Cheung	960,000	—	—	—
Mr. Joel Arthur Schleicher	100,000	—	—	—

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND OPTIONS *(Cont'd)*

(i) Shares *(Cont'd)*

(a) These shares were held by the following companies in which Mr. Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	92,792,382
Cordless Industries Company Limited*	18,537,515
	111,329,897

(b) These shares were held by Cordless Industries Company Limited* in which Mr. Roy Chi Ping Chung has a beneficial interest.

* *Cordless Industries Company Limited is jointly owned by Messrs. Horst Julius Pudwill and Roy Chi Ping Chung.*

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND OPTIONS (Cont'd)

(ii) Options

The following directors were granted share options to subscribe for shares in the Company:

Name of director	Date share options granted	Share options balance at 1.1.2000	No. of share options exercised in the year	No. of share options granted in the year	Share options balance at 31.12.2000	Exercise price
						HK$
Mr. Horst Julius Pudwill	24.6.1994	2,000,000	—	—	2,000,000	1.2140
	7.4.1998	3,800,000	—	—	3,800,000	1.7360
	28.1.1999	1,000,000	—	—	1,000,000	1.0864
	27.11.1999	300,000	—	—	300,000	1.0800
Mr. Roy Chi Ping Chung	24.6.1994	1,000,000	—	—	1,000,000	1.2140
	24.1.1997	1,000,000	—	—	1,000,000	0.9136
	3.2.1999	1,000,000	—	—	1,000,000	1.0896
	5.6.2000	—	—	1,000,000	1,000,000	1.0144
Mr. Kin Wah Chan	30.3.1999	1,200,000	1,200,000	—	—	1.0640
	4.1.2000	—	—	1,200,000	1,200,000	1.0000
Mr. Chi Chung Chan	4.2.1994	500,000	—	—	500,000	1.2800
	30.3.1999	500,000	—	—	500,000	1.0640
	4.1.2000	—	—	500,000	500,000	1.0000
	5.6.2000	—	—	500,000	500,000	1.0144
Mr. Hideyuki Eto	26.6.2000	—	—	100,000	100,000	1.4768

Details of the Company's Share Option Scheme are set out in note 24 to the financial statements.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND OPTIONS (Cont'd)

Save as disclosed above and other than certain nominee shares in the subsidiaries and associates held in trust for the Group by certain directors, at 31st December 2000, none of the directors or chief executive, or their associates, had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors or chief executive, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Other than as disclosed above, at no time during the year was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

Other than the interests disclosed above in respect of certain directors, the Company has been notified that Ryobi Limited-Japan, through nominee, beneficially owned 13.41% of the Company's issued share capital as at 31st December 2000.

Other than as disclosed above, the register of substantial shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance discloses no persons as having an interest of 10% or more of the issued share capital of the Company as at 31st December 2000.

CONNECTED TRANSACTIONS

During the year, Ryobi Limited-Japan, a substantial shareholder of the Company, purchased goods from the Group totalling approximately HK$2,497,000.

The independent non-executive directors confirm that the transactions have been entered into by the Company in the ordinary course of its business and in accordance with terms of the agreement governing such transactions.

DONATIONS

During the year, the Group made charitable and other donations totalling HK$702,800.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31st December 2000 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The members of the Audit Committee comprise Messrs. Vincent Ting Kau Cheung and Joel Arthur Schleicher with a written terms of reference which describes the authority and duties of the Audit Committee.

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

HORST JULIUS PUDWILL

Chairman and Chief Executive Officer

Hong Kong, 2nd April 2001

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE MEMBERS OF

TECHTRONIC INDUSTRIES COMPANY LIMITED

創 科 實 業 有 限 公 司

(incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 35 to 89 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

AUDITORS' REPORT

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, 2nd April 2001

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December 2000

	NOTES	2000 HK$	1999 HK$
TURNOVER	3	4,551,482,355	2,699,337,510
COST OF SALES		(3,584,732,627)	(2,166,724,722)
GROSS PROFIT		966,749,728	532,612,788
OTHER REVENUE	5	30,806,581	23,626,881
DISTRIBUTION COSTS		(178,770,688)	(64,322,101)
ADMINISTRATIVE EXPENSES		(520,684,285)	(298,950,933)
PROFIT FROM OPERATIONS	6	298,101,336	192,966,635
FINANCE COSTS	7	(75,631,701)	(26,001,649)
PROFIT BEFORE SHARE OF RESULTS OF ASSOCIATES AND TAXATION		222,469,635	166,964,986
SHARE OF RESULTS OF ASSOCIATES		(1,221,250)	227,612
PROFIT BEFORE TAXATION		221,248,385	167,192,598
TAXATION	10	(31,221,213)	(8,537,958)
PROFIT BEFORE MINORITY INTERESTS		190,027,172	158,654,640
MINORITY INTERESTS		503,536	(1,773,813)
PROFIT FOR THE YEAR	11	190,530,708	156,880,827
DIVIDENDS	12	(56,226,933)	(52,140,114)
PROFIT FOR THE YEAR, RETAINED		134,303,775	104,740,713
EARNINGS PER SHARE	13		
BASIC		34.02 cents	28.15 cents
DILUTED		33.80 cents	28.06 cents

CONSOLIDATED BALANCE SHEET

At 31st December 2000

	NOTES	2000 HK$	1999 HK$
ASSETS			
Non-current assets			
Property, plant and equipment	14	665,320,114	309,420,808
Intangible assets	15	6,847,312	6,276,069
Interests in associates	17	79,833,054	49,801,124
Investments in securities	18	54,520,278	6,306,053
Deferred tax asset		16,068,421	—
Other assets		1,194,744	1,194,744
		823,783,923	372,998,798
Current assets			
Inventories	19	856,950,452	324,196,626
Trade and other receivables	20	593,684,639	166,000,193
Deposits and prepayments		183,641,522	78,204,592
Bills receivable		155,076,520	133,204,564
Investments in securities	18	7,891,827	44,480,060
Trade receivable from an associate		7,360,819	7,814,587
Bank balances, deposits and cash		281,335,067	255,467,364
		2,085,940,846	1,009,367,986
Current liabilities			
Trade and other payables	21	1,018,620,219	436,326,472
Taxation		8,486,286	5,608,211
Proposed dividend		33,679,010	30,743,175
Obligations under finance leases and hire purchase contracts – due within one year	22	7,887,525	7,677,877
Bank borrowings	23	155,154,530	155,912,978
		1,223,827,570	636,268,713
Net current assets		862,113,276	373,099,273
Total assets less current liabilities		1,685,897,199	746,098,071

CONSOLIDATED BALANCE SHEET

At 31st December 2000

	NOTES	2000 HK$	1999 HK$
CAPITAL AND RESERVES			
Share capital	24	112,243,365	111,773,365
Reserves	25	705,049,595	555,750,576
		817,292,960	667,523,941
MINORITY INTERESTS		6,852,124	7,355,659
NON-CURRENT LIABILITIES			
Obligations under finance leases and hire purchase contracts			
– due after one year	22	7,312,428	8,160,458
Bank borrowings – due after one year	23	852,839,000	62,850,000
Deferred taxation	26	1,600,687	208,013
		861,752,115	71,218,471
		1,685,897,199	746,098,071

The financial statements on pages 35 to 89 were approved by the Board of Directors on 2nd April 2001 and are signed on its behalf by:

Chi Chung Chan	**Roy Chi Ping Chung**
Director	*Director*

BALANCE SHEET

At 31st December 2000

	NOTES	2000 HK$	1999 HK$
ASSETS			
Non-current assets			
Property, plant and equipment	14	248,760,160	261,651,949
Intangible assets	15	235,352	339,053
Investments in subsidiaries	16	343,502,057	109,441,150
Interests in associates	17	84,698,282	76,305,833
Investments in securities	18	21,707,720	800,000
Other assets		1,194,744	1,194,744
		700,098,315	449,732,729
Current assets			
Inventories	19	217,478,809	213,290,812
Trade and other receivables	20	91,252,824	65,703,853
Deposits and prepayments		121,856,295	71,665,572
Bills receivable		136,730,595	131,109,396
Investments in securities	18	—	36,588,233
Amounts due from subsidiaries		294,099,596	122,373,139
Bank balances, deposits and cash		150,877,407	241,806,694
		1,012,295,526	882,537,699
Current liabilities			
Trade and other payables	21	360,973,731	320,995,040
Amounts due to subsidiaries		2,714,034	27,512,051
Amount due to an associate		3,220,780	3,950,253
Taxation		6,581,028	5,256,449
Proposed dividend		33,679,010	30,743,175
Obligations under finance leases and hire purchase contracts – due within one year	22	3,829,828	3,147,220
Bank borrowings	23	69,575,274	53,512,757
		480,573,685	445,116,945
Net current assets		531,721,841	437,420,754
Total assets less current liabilities		1,231,820,156	887,153,483

BALANCE SHEET

At 31st December 2000

	NOTES	2000 HK$	1999 HK$
CAPITAL AND RESERVES			
Share capital	24	112,243,365	111,773,365
Reserves	25	840,362,491	707,282,364
		952,605,856	819,055,729
NON-CURRENT LIABILITIES			
Obligations under finance leases and hire purchase contracts			
– due after one year	22	2,960,755	5,247,754
Bank borrowings – due after one year	23	274,859,000	62,850,000
Deferred taxation	26	1,394,545	—
		279,214,300	68,097,754
		1,231,820,156	887,153,483

Chi Chung Chan
Director

Roy Chi Ping Chung
Director

CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

For the year ended 31st December 2000

	2000	1999
	HK$	*HK$*
(Loss) gain not recognized in the consolidated income statement		
Exchange differences arising on translation of overseas operations	(5,772,006)	3,687,041
Profit for the year	190,530,708	156,880,827
Total recognized gains	184,758,702	160,567,868
Reserve (goodwill) arising on acquisition of subsidiaries	18,519,651	(82,641,369)
	203,278,353	77,926,499

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2000

	NOTES	2000 HK$	1999 HK$
NET CASH INFLOW FROM OPERATING ACTIVITIES	27	248,615,930	256,385,341
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Dividends paid		(53,291,098)	(49,180,280)
Interest paid		(75,631,701)	(26,001,649)
Interest received		8,947,153	6,304,438
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(119,975,646)	(68,877,491)
TAXATION			
Hong Kong Profits Tax paid		(15,735,329)	(5,285,073)
Tax refund		—	682,169
Overseas Tax paid		(26,915,732)	(819,862)
TAX PAID		(42,651,061)	(5,422,766)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(129,187,367)	(109,982,571)
Purchase of business and subsidiaries (net of cash and cash equivalent acquired)	28	(672,880,474)	(84,030,666)
Proceeds from disposal of property, plant and equipment		7,443,246	86,806
Proceeds from disposal of unlisted investments		15,680,513	—
Additions to intangible assets		(1,649,297)	(2,626,973)
Repayment of capital by investee company		—	2,425,910
Purchase of unlisted investments		(29,250,000)	(15,680,513)
(Advances to) repayment from associates		(31,253,180)	84,715,948
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(841,096,559)	(125,092,059)
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING		(755,107,336)	56,993,025

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December 2000

	NOTES	2000 HK$	1999 HK$
FINANCING	29		
Proceeds from issue of shares		2,717,599	2,956,000
New bank loans obtained		823,830,000	62,850,000
Repayment of bank loans		(66,042,384)	(27,896,552)
Repayment of obligations under finance leases and hire purchase contracts		(10,044,380)	(9,120,557)
NET CASH INFLOW FROM FINANCING		750,460,835	28,788,891
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(4,646,501)	85,781,916
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		143,605,770	53,633,155
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(928,732)	4,190,699
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		138,030,537	143,605,770
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances, deposits and cash		281,335,067	255,467,364
Trust receipt loans		(88,971,487)	(54,054,209)
Bank overdrafts		(54,333,043)	(57,807,385)
		138,030,537	143,605,770

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are the manufacture and trading of electrical and electronic products.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The results of subsidiaries and associates acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill arising on consolidation

Goodwill arising on consolidation, which represents the excess of the purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of a subsidiary or an associate, is written off to reserves immediately on acquisition.

On disposal of a subsidiary or an associate, the attributable amount of goodwill previously eliminated against reserves is included in the determination of the profit or loss on disposal of the subsidiary or associate.

2. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Investments in subsidiaries

A subsidiary is an enterprise in which the Company holds, directly or indirectly, more than half of the issued share capital, or controls more than half of the voting power, or where the Company controls the composition of its board of directors or equivalent governing body.

Investments in subsidiaries are included in the Company's balance sheet at cost, as reduced by any decline in the value of the subsidiary that is other than temporary. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Interests in associates

An associate is an enterprise over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

In the Company's balance sheet, investments in associates are stated at cost, as reduced by any decline in value of the associate that is other than temporary. The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year.

2. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Revenue recognition

Sales of goods are recognized when goods are delivered and title has passed.

Service income is recognized when services are provided.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rates applicable.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less depreciation or amortization. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Any subsequent expenditure on improvements which result in an increase in future economic benefits derived from the asset is capitalized and added to the carrying amount of the asset. All other subsequent expenditure, such as repairs and maintenance, is recognized as an expense in the year in which it is incurred.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds, if any, and the carrying amount of the asset and is recognized in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

2. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Property, plant and equipment *(Cont'd)*

Depreciation and amortisation is provided to write off the cost of property, plant and equipment other than contribution in progress over their estimated useful lives, using the straight line method, at the following rates per annum:

Freehold land	Nil
Leasehold land and land use rights	2% or over the term of the relevant lease, if shorter
Buildings	4%
Leasehold improvements	25%
Office equipment, furniture and fixtures	$16^2/_3$% – 25%
Plant and machinery	25%
Motor vehicles	$16^2/_3$% – 25%
Moulds and tooling	20% – $33^1/_3$%
Vessel	20%

Depreciation is not provided on construction in progress. When construction in progress is ready for their intended use, they will be reclassified into the appropriate classes of property, plant and equipment and depreciation will be provided accordingly.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Assets held under hire purchase contracts are depreciated over their expected useful lives on the same basis as owned assets.

2. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Investments in securities

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealized gains and losses included in the income statement for the period.

Assets held under finance leases and hire purchase contracts

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases and hire purchase contracts are capitalized at their fair values at the date of acquisition. The corresponding liability to the lessor or hirer, net of interest charges, is included in the balance sheet as an obligation under finance leases or hire purchase contracts. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease and hire purchase contract so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals are charged to the income statement on a straight line basis over the term of the relevant lease.

2. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of overseas operations which are denominated in currencies other than Hong Kong dollars are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in, first-out cost method. Net realizable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated cost necessary to make the sale.

Research and development costs

Expenditure on research and development is charged to the income statement in the year in which it is incurred except where a major project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are deferred and written off over the life of the project from the date of commencement of commercial operation.

Patents and trademarks

Costs incurred in the acquisition of patents and trademarks are capitalized and amortized on a straight line basis over their estimated useful lives.

2. SIGNIFICANT ACCOUNTING POLICIES *(Cont'd)*

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognized in the financial statements. The tax effect of timing differences, computed under the liability method, is recognized as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallize in the foreseeable future.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalized.

All other borrowing costs are recognized as an expense in the period in which they are incurred.

Cash equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from banks repayable within three months from the date of the advances.

Retirement benefits schemes

Retirement benefit arrangements are made in accordance with the relevant laws and regulations. Payments to defined contribution retirement benefit schemes are charged as expenses as they fall due. For defined benefit schemes, the projected future cost of providing retirement benefits is recognized as employees render services instead of when claims are incurred.

3. TURNOVER

Turnover represents the net amounts received and receivable for goods sold, less returns and allowances, to outside customers during the year.

4. SEGMENTAL INFORMATION

	Turnover		Contribution to results from ordinary activities before taxation	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
By principal activity:				
Manufacture and trading of:				
Power tools products	3,076,822,291	1,576,912,884	244,324,837	123,313,937
Floor care appliance products	1,083,796,753	861,643,540	43,885,489	47,776,342
Solar powered and electronic products	173,495,306	140,974,860	11,302,626	3,292,443
Other products	217,368,005	119,806,226	(1,411,616)	18,583,913
	4,551,482,355	2,699,337,510	298,101,336	192,966,635
Finance costs			(75,631,701)	(26,001,649)
Contribution from associates			(1,221,250)	227,612
Profit before taxation			221,248,385	167,192,598

4. SEGMENTAL INFORMATION *(Cont'd)*

	Turnover		Contribution to results from ordinary activities before taxation	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
By geographical market location:				
North America	3,838,282,830	2,135,405,123	252,696,930	169,088,455
Europe	410,363,362	459,407,862	18,417,773	16,524,431
Other countries	302,836,163	104,524,525	26,986,633	7,353,749
	4,551,482,355	2,699,337,510	298,101,336	192,966,635
Finance costs			(75,631,701)	(26,001,649)
Contribution from associates			(1,221,250)	227,612
Profit before taxation			221,248,385	167,192,598

5. OTHER REVENUE

	2000	1999
	HK$	*HK$*
Included in other revenue is interest income analysed as follows:		
Interest earned on bank deposits	8,505,136	5,288,124
Interest earned on amounts due from associates	442,017	1,016,314
Interest income for the year	8,947,153	6,304,438

6. PROFIT FROM OPERATIONS

	2000	1999
	HK$	*HK$*
Profit from operations has been arrived at after charging (crediting):		
Amortization and write-off on intangible assets	865,779	4,511,826
Auditors' remuneration	4,807,485	1,467,276
Depreciation and amortisation on property, plant and equipment		
Owned assets	174,816,371	122,869,297
Assets held under finance leases and hire purchase contracts	7,670,799	6,978,818
Operating lease charges:		
Premises	25,038,689	15,402,327
Motor vehicles	3,077,434	342,090
Retirement benefits scheme contributions	1,765,012	404,207
Research and development costs	21,723,164	7,695,780
Less: amounts capitalized	(1,199,533)	(2,163,124)
	20,523,631	5,532,656
Staff costs:		
Directors' remuneration:		
Fees	50,000	50,000
Other emoluments	19,958,542	14,353,976
Others	168,400,399	118,160,383

Staff costs disclosed above do not include an amount of HK$13,534,020 *(1999: Nil)* relating to research and development activities, which is included under research and development costs.

7. FINANCE COSTS

	2000	1999
	HK$	*HK$*
Interest on:		
Bank loans and overdrafts wholly repayable within five years	74,246,694	23,142,242
Obligations under finance leases and hire purchase contracts	1,385,007	2,859,407
	75,631,701	26,001,649

8. DIRECTORS' EMOLUMENTS

	2000	1999
	HK$	*HK$*
Directors' fees:		
Executive	40,000	40,000
Non-executive	10,000	10,000
Independent non-executive	—	—
Other emoluments:		
Directors' salaries and other benefits		
Executive	18,727,456	14,353,976
Non-executive	1,231,086	—
Total emoluments	20,008,542	14,403,976

8. DIRECTORS' EMOLUMENTS *(Cont'd)*

The emoluments of the directors were within the following bands:

	2000 No. of Directors	1999 No. of Directors
Nil to HK$1,000,000	6	6
HK$1,000,001 to HK$1,500,000	1	—
HK$2,000,001 to HK$2,500,000	—	2
HK$4,000,001 to HK$4,500,000	3	1
HK$5,000,001 to HK$5,500,000	—	1
HK$5,500,001 to HK$6,000,000	1	—

9. EMPLOYEES' EMOLUMENTS

Of the five individuals with the highest emoluments in the Group, four *(1999: four)* were directors of the Company whose emoluments are included in the disclosures in note 8 above. The emoluments of the remaining one *(1999: one)* individual are as follows:

	2000 *HK$*	1999 *HK$*
Salaries and other benefits	1,860,504	1,838,976

During each of the two years ended 31st December 2000 and 1999, no emoluments had been paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. No director had waived any emoluments during those years.

10. TAXATION

	2000	1999
	HK$	*HK$*
The total taxation charge comprises:		
Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the year	15,000,000	9,329,045
Under(over) provision in prior years	2,025,297	(972,067)
Tax refund	—	(682,169)
Deferred taxation charge	1,394,545	—
	18,419,842	7,674,809
Overseas taxation on profit for the year	28,833,237	914,995
Under(over) provision in prior years	35,047	(51,846)
Deferred taxation credit	(16,066,913)	—
	12,801,371	863,149
	31,221,213	8,537,958

In accordance with the Hong Kong Inland Revenue Departmental Interpretation and Practice Note No. 21, certain Group companies with manufacturing operations carried out in the PRC are subject to apportionment of chargeable profits. Accordingly, in providing Hong Kong Profits Tax for the year, 50% of the profits for the year in respect of those companies have been apportioned as not subject to Hong Kong Profits Tax.

Overseas taxation is calculated at the rates prevailing in the relevant jurisdictions.

10. TAXATION *(Cont'd)*

The deferred taxation credit represents the amount of deferred tax asset on timing differences arising overseas from the use of the receipts and payments basis for tax purposes and the accruals basis for the financial statements. The deferred tax asset has been recognized to the extent that the timing differences will be realized in the near future.

Details of the potential deferred tax credit provided for the year are set out in note 26.

11. PROFIT FOR THE YEAR

Of the Group's profit for the year, a profit of HK$187,059,461 *(1999: HK$145,091,522)* has been dealt with in the financial statements of the Company.

12. DIVIDENDS

	2000	**1999**
	HK$	*HK$*
Interim paid:		
4.0 cents *(1999: 3.8 cents)* per share	22,547,923	21,396,939
Final proposed:		
6.0 cents *(1999: 5.5 cents)* per share	33,679,010	30,743,175
	56,226,933	52,140,114

The final dividend of 6.0 cents *(1999: 5.5 cents)* per share has been proposed by the directors and is subject to approval by the shareholders in the annual general meeting. This has been calculated by reference to 561,316,826 shares in issue at the date of these financial statements.

13. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2000	**1999**
Earnings for the purposes of basic and diluted earnings per share:		
Profit for the year	HK$190,530,708	HK$156,880,827
Weighted average number of ordinary shares for the purposes of basic earnings per share	560,015,593	557,376,167
Effect of dilutive potential ordinary shares:		
Options	3,652,395	1,753,961
Weighted average number of ordinary shares for the purposes of diluted earnings per share	563,667,988	559,130,128

14. PROPERTY, PLANT AND EQUIPMENT

	Land and land use rights and buildings outside Hong Kong	Leasehold improvements	Office equipment, furniture and fixtures	Plant and machinery	Motor vehicles	Moulds and tooling	Vessel	Construction in progress	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
THE GROUP									
COST									
At 1st January 2000	72,393,500	55,970,422	91,748,529	190,141,085	10,332,369	523,526,368	3,278,797	—	947,391,070
Currency realignment	24,720	(1,023,609)	(2,182,336)	(2,196,277)	(317,745)	(4,856,774)	—	582	(10,551,439)
Additions	—	8,988,362	20,278,579	36,008,340	—	73,122,645	43,000	152,439	138,593,365
Acquisition of business and subsidiaries	192,786,998	—	44,604,287	67,915,923	1,145,200	95,579,549	—	4,484,430	406,516,387
Disposals	—	(153,320)	(10,195,996)	(1,874,273)	—	(117,821,359)	—	—	(130,044,948)
At 31st December 2000	265,205,218	63,781,855	144,253,063	289,994,798	11,159,824	569,550,429	3,321,797	4,637,451	1,351,904,435
DEPRECIATION AND AMORTIZATION									
At 1st January 2000	8,601,691	40,933,266	64,405,946	122,826,733	7,846,850	390,451,994	2,903,782	—	637,970,262
Currency realignment	405	(766,946)	(1,881,186)	(2,173,054)	(203,475)	(4,378,711)	—	—	(9,402,967)
Provided for the year	9,093,517	7,873,749	19,154,152	43,918,346	1,115,313	101,124,356	207,737	—	182,487,170
Acquisition of subsidiaries	—	—	163,313	10,272	369,682	—	—	—	543,267
Eliminated on disposals	—	(46,164)	(10,100,679)	(1,491,147)	—	(113,375,421)	—	—	(125,013,411)
At 31st December 2000	17,695,613	47,993,905	71,741,546	163,091,150	9,128,370	373,822,218	3,111,519	—	686,584,321
NET BOOK VALUES									
At 31st December 2000	247,509,605	15,787,950	72,511,517	126,903,648	2,031,454	195,728,211	210,278	4,637,451	665,320,114
At 31st December 1999	63,791,809	15,037,156	27,342,583	67,314,352	2,485,519	133,074,374	375,015	—	309,420,808

14. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

	Leasehold land and land use rights and buildings outside Hong Kong	Leasehold improvements	Office equipment, furniture and fixtures	Plant and machinery	Motor vehicles	Moulds and tooling	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
THE COMPANY							
COST							
At 1st January 2000	72,393,500	52,594,207	45,832,833	117,268,697	7,674,665	381,297,095	677,060,997
Additions	—	8,892,241	12,551,287	16,138,295	—	68,499,132	106,080,955
Disposals	—	(73,201)	(121,403)	—	—	—	(194,604)
At 31st December 2000	72,393,500	61,413,247	58,262,717	133,406,992	7,674,665	449,796,227	782,947,348
DEPRECIATION AND AMORTIZATION							
At 1st January 2000	8,601,691	38,918,315	29,201,557	76,817,401	6,576,412	255,293,672	415,409,048
Provided for the year	2,766,773	7,137,890	8,642,210	20,564,563	621,412	79,096,958	118,829,806
Eliminated on disposals	—	(6,100)	(45,566)	—	—	—	(51,666)
At 31st December 2000	11,368,464	46,050,105	37,798,201	97,381,964	7,197,824	334,390,630	534,187,188
NET BOOK VALUES							
At 31st December 2000	61,025,036	15,363,142	20,464,516	36,025,028	476,841	115,405,597	248,760,160
At 31st December 1999	63,791,809	13,675,892	16,631,276	40,451,296	1,098,253	126,003,423	261,651,949

The net book values of the Group's and the Company's property, plant and equipment include amounts of HK$19,534,428 *(1999: HK$20,332,037)* and HK$7,935,849 *(1999: HK$10,443,030)*, respectively, in respect of assets held under finance leases and hire purchase contracts.

14. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

	2000	1999
	HK$	*HK$*
The net book value of land and land use rights and buildings are situated outside Hong Kong and are analyzed as follows:		
Freehold	186,484,569	—
Long lease	28,379,160	29,626,596
Medium-term lease	32,645,876	34,165,213
	247,509,605	63,791,809

15. INTANGIBLE ASSETS

	Deferred development cost HK$	Patents and trademarks HK$	Total HK$
THE GROUP			
COST			
At 1st January 2000	23,481,019	10,647,282	34,128,301
Currency realignment	(1,048,353)	—	(1,048,353)
Additions	1,199,533	449,764	1,649,297
Write-off	(18,078,375)	(620,940)	(18,699,315)
At 31st December 2000	5,553,824	10,476,106	16,029,930
AMORTIZATION			
At 1st January 2000	21,124,948	6,727,284	27,852,232
Currency realignment	(836,078)	—	(836,078)
Provided for the year	—	865,779	865,779
Eliminated on write-off	(18,078,375)	(620,940)	(18,699,315)
At 31st December 2000	2,210,495	6,972,123	9,182,618
NET BOOK VALUES			
At 31st December 2000	3,343,329	3,503,983	6,847,312
At 31st December 1999	2,356,071	3,919,998	6,276,069

15. INTANGIBLE ASSETS *(Cont'd)*

	Patents
	HK$
THE COMPANY	
COST	
At 1st January 2000 and 31st December 2000	1,037,010
AMORTIZATION	
At 1st January 2000	697,957
Provided for the year	103,701
At 31st December 2000	801,658
NET BOOK VALUES	
At 31st December 2000	235,352
At 31st December 1999	339,053

16. INVESTMENTS IN SUBSIDIARIES

	2000	1999
	HK$	*HK$*
Investment in unlisted shares, at cost	343,502,057	109,441,150

Particulars of the principal subsidiaries of the Company at 31st December 2000 are set out in note 36.

17. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	HK$	*HK$*	*HK$*	*HK$*
Unlisted shares, at cost	—	—	46,268,248	46,268,248
Share of net assets	2,267,061	3,488,311	—	—
Amounts due from associates	77,565,993	46,312,813	38,430,034	30,037,585
	79,833,054	49,801,124	84,698,282	76,305,833

Particulars of the associates at 31st December 2000 are set out in note 37.

The amounts due from associates are unsecured, non-interest bearing and have no fixed repayment terms. In the opinion of directors, no part of the amounts will be repaid within the next twelve months and the amounts are therefore presented as non-current.

18. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	HK$	*HK$*	*HK$*	*HK$*
Non-current assets				
Unlisted investment securities				
(equity), at cost less provision	54,520,278	6,306,053	21,707,720	800,000
Current assets				
Unlisted other investments				
(equity securities)	7,891,827	44,480,060	—	36,588,233

The Group's investments above included investments in Nack Products USA Limited ("Nack") and in America Direct, Inc. ("ADI"), with the carrying values of HK$20,907,720 and HK$11,006,839, respectively. The Company's investments included its investment in Nack of the same amount. Both companies are incorporated in the United States of America ("U.S.A."). Nack has the exclusive rights to market and distribute a registered product in the U.S.A. Its principal activity is the marketing and distribution of the registered product and other related products in the U.S.A. ADI is engaged in the development of innovative houseware and personal care products, which it markets through a combination of direct response television and retail distribution in the U.S.A. and selected international markets.

The shares in ADI are restricted in terms of transferability. In addition, certain of such shares held are subject to a right granted to ADI or its assignee to enable ADI or its assignee to repurchase such shares from the Group at the original subscription price.

The Group's investment represents approximately 25% of Nack's issued shares held directly by the Company and 26% of ADI's common stocks in issue held by a 51% subsidiary of the Company. Both Nack and ADI are not regarded as associates of the Group because the Group has no significant influence over their affairs.

19. INVENTORIES

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	HK$	*HK$*	*HK$*	*HK$*
Raw materials	244,177,366	211,102,758	155,141,333	140,466,472
Work in progress	47,238,102	24,095,242	36,636,245	18,897,635
Finished goods	565,534,984	88,998,626	25,701,231	53,926,705
	856,950,452	324,196,626	217,478,809	213,290,812

The value of inventories carried at net realisable value at the balance sheet date was insignificant.

20. TRADE RECEIVABLES

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	HK$	*HK$*	*HK$*	*HK$*
0 to 60 days	372,952,987	47,440,740	48,778,768	30,071,697
61 to 120 days	79,400,633	71,960,879	2,241,851	10,245,203
121 days or above	35,503,588	23,052,585	35,642,205	20,383,193
Total trade receivables	487,857,208	142,454,204	86,662,824	60,700,093

21. TRADE PAYABLES

The aging analysis of trade payables is as follows:

	THE GROUP		THE COMPANY	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
0 to 30 days	192,091,697	94,570,657	110,295,940	78,084,202
31 to 60 days	136,246,220	88,574,504	84,251,500	80,033,235
61 to 90 days	81,057,198	23,101,116	60,000,151	18,501,668
91 days or above	102,497,867	52,161,897	16,249,890	15,531,286
Total trade payables	511,892,982	258,408,174	270,797,481	192,150,391

22. OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS

The maturity of obligations under finance leases and hire purchase contracts is as follows:

	THE GROUP		THE COMPANY	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
Within one year	7,887,525	7,677,877	3,829,828	3,147,220
More than one year but not exceeding two years	7,050,298	5,970,707	2,698,625	3,186,989
More than two years but not exceeding five years	262,130	2,189,751	262,130	2,060,765
	15,199,953	15,838,335	6,790,583	8,394,974
Less: Amount due within one year shown under current liabilities	7,887,525	7,677,877	3,829,828	3,147,220
Amount due after one year	7,312,428	8,160,458	2,960,755	5,247,754

23. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	HK$	*HK$*	*HK$*	*HK$*
Trust receipt loans	88,971,487	54,054,209	69,575,274	21,636,551
Bank loans	864,689,000	106,901,384	274,859,000	94,449,040
Bank overdrafts	54,333,043	57,807,385	—	277,166
	1,007,993,530	218,762,978	344,434,274	116,362,757

All bank borrowings of the Group and the Company are unsecured and are repayable as follows:

	THE GROUP		THE COMPANY	
	2000	1999	2000	1999
	HK$	*HK$*	*HK$*	*HK$*
On demand or within one year	155,154,530	155,912,978	69,575,274	53,512,757
More than one year but not exceeding two years	40,859,000	—	40,859,000	—
Two to five years	811,980,000	62,850,000	234,000,000	62,850,000
	1,007,993,530	218,762,978	344,434,274	116,362,757
Less: Amount due within one year shown under current liabilities	155,154,530	155,912,978	69,575,274	53,512,757
Amount due after one year	852,839,000	62,850,000	274,859,000	62,850,000

24. SHARE CAPITAL

	Number of shares		Share capital	
	2000	1999	2000	1999
			HK$	*HK$*
Ordinary shares of HK$0.20 each				
Authorized	800,000,000	800,000,000	160,000,000	160,000,000
Issued and fully paid:				
At 1st January	558,866,826	555,666,826	111,773,365	111,133,365
Issue of shares during the year	2,350,000	3,200,000	470,000	640,000
At 31st December	561,216,826	558,866,826	112,243,365	111,773,365

The shares issued during the year rank pari passu in all respects with the existing shares.

Share options

In accordance with the Company's Share Option Scheme for employees, adopted pursuant to a resolution passed on 28th November 1990, the Board of Directors of the Company may grant options to eligible employees, including full-time executive directors or consultants of the Company and its subsidiaries, at nil consideration, to subscribe for shares in the Company. Any options granted can be exercised within the period commencing on the first anniversary of the date of grant of such option and expiring at the close of business on the tenth anniversary thereof. The subscription price is set at not less than the higher of the nominal value of the shares and 80% of the average of the last dealt prices on the five trading days immediately preceding the date of offer of the option. The maximum number of shares in respect of which options may be granted shall not exceed 10% of the issued share capital of the Company from time to time but excluding shares issued pursuant to the share option scheme, and shall not exceed 1% of the issued share capital in any one financial year.

The scheme has expired on 27th November 2000.

24. SHARE CAPITAL *(Cont'd)*

Share options *(Cont'd)*

At 31st December 2000, the Company had 16,800,000 outstanding share options granted to certain directors of the Company and employees of the Group, details of which are as follows:

Date share options granted	Number of share options outstanding	Exercise price
		HK$
4.2.1994	500,000	1.2800
24.6.1994	3,000,000	1.2140
24.1.1997	1,000,000	0.9136
27.10.1997	100,000	1.1504
1.4.1998	900,000	1.7440
7.4.1998	3,800,000	1.7360
7.9.1998	100,000	1.1664
28.1.1999	1,000,000	1.0864
3.2.1999	1,000,000	1.0896
30.3.1999	500,000	1.0640
20.9.1999	100,000	1.1584
27.11.1999	1,100,000	1.0800
30.12.1999	100,000	0.9776
4.1.2000	1,900,000	1.0000
5.6.2000	1,500,000	1.0144
26.6.2000	100,000	1.4768
25.9.2000	100,000	1.4976
	16,800,000	

25. RESERVES

	Share premium	(Goodwill) reserve arising on consolidation	Translation reserve	Retained profits	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
THE GROUP					
At 1st January 1999	223,039,630	(96,482,330)	(1,591,727)	402,682,618	527,648,191
Exchange differences on translation of overseas operations	—	—	3,687,041	—	3,687,041
Premium on shares issued	2,316,000	—	—	—	2,316,000
Goodwill arising on acquisition of subsidiaries	—	(82,641,369)	—	—	(82,641,369)
Profit for the year	—	—	—	156,880,827	156,880,827
Dividends	—	—	—	(52,140,114)	(52,140,114)
At 31st December 1999	225,355,630	(179,123,699)	2,095,314	507,423,331	555,750,576
Exchange differences on translation of overseas operations	—	—	(5,772,006)	—	(5,772,006)
Premium on shares issued	2,247,599	—	—	—	2,247,599
Reserve arising on acquisition of subsidiaries	—	18,519,651	—	—	18,519,651
Profit for the year	—	—	—	190,530,708	190,530,708
Dividends	—	—	—	(56,226,933)	(56,226,933)
At 31st December 2000	227,603,229	(160,604,048)	(3,676,692)	641,727,106	705,049,595

25. RESERVES *(Cont'd)*

	Share premium	(Goodwill) reserve arising on consolidation	Translation reserve	Retained profits	Total
	HK$	*HK$*	*HK$*	*HK$*	*HK$*
THE COMPANY					
At 1st January 1999	223,039,630	—	—	388,975,326	612,014,956
Premium on shares issued	2,316,000	—	—	—	2,316,000
Profit for the year *(note 11)*	—	—	—	145,091,522	145,091,522
Dividends *(note 12)*	—	—	—	(52,140,114)	(52,140,114)
At 31st December 1999	225,355,630	—	—	481,926,734	707,282,364
Premium on shares issued	2,247,599	—	—	—	2,247,599
Profit for the year *(note 11)*	—	—	—	187,059,461	187,059,461
Dividends *(note 12)*	—	—	—	(56,226,933)	(56,226,933)
At 31st December 2000	227,603,229	—	—	612,759,262	840,362,491

The Group's retained profits include the Group's share of the post acquisition losses of associates of HK$12,704,589 *(1999: HK$11,483,339)*, and the Group's goodwill/reserve arising on consolidation and translation reserve include a debit balance of HK$26,095,022 *(1999: HK$26,095,022)* and a credit balance of HK$459,857 *(1999: HK$352,170)*, respectively, in respect of associates.

At 31st December 2000, the Company's reserves available for distribution to shareholders comprised the retained profits of HK$612,759,262 *(1999: HK$481,926,734)*.

26. DEFERRED TAXATION

	THE GROUP		THE COMPANY	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
Balance at 1st January	208,013	208,075	—	—
Currency realignment	(3,379)	(62)	—	—
Charge for the year *(note 10)*	1,394,545	—	1,394,545	—
Credit for the year *(note 10)*	(16,066,913)	—	—	—
Balance at 31st December	(14,467,734)	208,013	1,394,545	—

26. DEFERRED TAXATION *(Cont'd)*

At the balance sheet date, the major components of the net deferred taxation (asset) liability provided were as follows:

	THE GROUP		THE COMPANY	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	1,600,687	161,175	1,394,545	—
Accruals and provisions	(16,068,421)	46,838	—	—
	(14,467,734)	208,013	1,394,545	—
Representing:				
Deferred tax liability	1,600,687	208,013	1,394,545	—
Deferred tax asset	(16,068,421)	—	—	—
	(14,467,734)	208,013	1,394,545	—

26. DEFERRED TAXATION *(Cont'd)*

At the balance sheet date, the major components of the potential deferred taxation (asset) liability unprovided were as follows:

	THE GROUP		THE COMPANY	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
Tax effect of timing differences because of:				
Excess of tax allowances over depreciation	4,911,329	8,928,819	13,130,073	11,093,375
Taxation losses	(91,056,837)	(86,046,698)	—	—
Other timing differences	(3,601,437)	(5,973,782)	—	—
	(89,746,945)	(83,091,661)	13,130,073	11,093,375

No provision for deferred taxation liability has been recognized in the financial statements in respect of timing differences on the excess of tax allowances over depreciation for certain group companies as it is not expected that the potential deferred taxation liability will crystallise in the foreseeable future, after taking into account the Group's medium-term financial plans and projections on these companies.

Deferred tax assets of certain group companies in respect of tax losses available to offset future profits and other timing differences have not been recognized in the financial statements as it is not certain that the tax losses will be utilized in the foreseeable future.

26. DEFERRED TAXATION *(Cont'd)*

The major components of the unprovided deferred tax (credit) charge of the Group for the year were as follows:

	THE GROUP	
	2000	**1999**
	HK$	*HK$*
Tax effect of timing differences because of:		
Excess of tax allowances over depreciation	(4,017,490)	(1,979,426)
Taxation losses	(5,010,139)	(82,696,653)
Other timing differences	2,372,345	(6,586,035)
	(6,655,284)	(91,262,114)

27. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2000	1999
	HK$	*HK$*
Profit before taxation	221,248,385	167,192,598
Share of results of associates	1,221,250	(227,612)
Interest expense	75,631,701	26,001,649
Interest received	(8,947,153)	(6,304,438)
Amortization and write-off on intangible assets	865,779	4,511,826
Depreciation and amortisation on property, plant and equipment	182,487,170	129,848,115
Provision for impairment loss of investment securities	1,943,495	852,539
(Gain) loss on disposal of property, plant and equipment	(2,411,709)	122,621
Increase in inventories	(183,037,884)	(16,778,608)
Increase in trade and other receivables, deposits and prepayments	(483,531,397)	(7,484,347)
Increase in bills receivable	(21,871,956)	(67,056,561)
Decrease (increase) in trade receivable from an associate	453,768	(7,742,149)
Decrease in amount due from a related company	—	3,888,628
Increase in trade and other payables	464,564,481	29,561,080
Net cash inflow from operating activities	248,615,930	256,385,341

28. PURCHASE OF BUSINESS AND SUBSIDIARIES

	2000	1999
	HK$	*HK$*
NET ASSETS ACQUIRED		
Property, plant and equipment	405,973,120	14,133,693
Intangible assets	—	2,629,289
Investments in securities	—	3,243,580
Inventories	353,765,263	45,344,143
Trade and other receivables, deposits and prepayments	55,217,612	48,944,725
Tax recoverable	364,445	—
Bank balances and cash	7,980,865	6,777,378
Trade and other payables	(123,920,315)	(110,120,530)
Bank overdrafts	—	(8,028,320)
Minority interests	—	(2,785,603)
	699,380,990	138,355
(Reserve) goodwill arising on acquisition	(18,519,651)	82,641,369
Consideration	680,861,339	82,779,724
SATISFIED BY		
Cash	680,861,339	82,779,724

28. PURCHASE OF BUSINESS AND SUBSIDIARIES *(Cont'd)*

Net cash outflow arising on acquisition:

	2000	1999
	HK$	*HK$*
Cash consideration	(680,861,339)	(82,779,724)
Bank balances and cash acquired	7,980,865	6,777,378
Bank overdrafts acquired	—	(8,028,320)
Net outflow of cash and cash equivalents in respect of the purchase of business and subsidiaries	(672,880,474)	(84,030,666)

The cash flows of the Group attributable to the business and subsidiaries acquired during the year are as follows:

	HK$
Net cash outflow from operating activities	(9,694,205)
Net cash outflow from returns on investments and servicing of finance	(20,818,230)
Tax paid	(14,456,752)
Net cash utilised in investing activities	(7,033,126)
Net cash inflow from financing	143,621,109

The business and subsidiaries acquired during the year contributed HK$1,403,869,000 to the Group's turnover, and HK$32,326,000 to the Group's profit from operations.

29. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium	Bank loans	Obligations under finance leases and hire purchase contracts
	HK$	*HK$*	*HK$*
Balance at 1st January 1999	334,172,995	71,947,936	11,875,598
Proceeds from issue of shares for cash	2,956,000	—	—
Inception of finance leases and hire purchase contracts	—	—	13,083,294
New bank loans obtained	—	62,850,000	—
Repayment	—	(27,896,552)	(9,120,557)
Balance at 31st December 1999	337,128,995	106,901,384	15,838,335
Proceeds from issue of shares for cash	2,717,599	—	—
Inception of finance leases and hire purchase contracts	—	—	9,405,998
New bank loans obtained	—	823,830,000	—
Repayment	—	(66,042,384)	(10,044,380)
Balance at 31st December 2000	339,846,594	864,689,000	15,199,953

30. MAJOR NON-CASH TRANSACTIONS

During the year, the Group entered into finance lease and hire purchase arrangements in respect of assets with a total capital value at the inception of the leases and hire purchase contracts of HK$9,405,998 *(1999: HK$13,083,294)*.

31. LEASE COMMITMENTS

At the balance sheet date, there were annual commitments payable under non-cancellable operating leases for rented premises as follows:

	THE GROUP		**THE COMPANY**	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
Operating leases which expire:				
Within one year	8,648,675	4,657,765	1,816,623	3,220,328
In the second to fifth year inclusive	20,457,013	6,303,507	11,616,374	3,516,624
Over five years	6,897,874	6,915,851	1,049,422	645,684
	36,003,562	17,877,123	14,482,419	7,382,636

32. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
Guarantees given to banks and an independent third party in respect of credit facilities utilised by:				
Associates	10,082,386	8,436,127	10,082,386	8,436,127
Subsidiaries	—	—	34,075,904	14,311,386
Bills discounted with recourse	370,106,115	399,228,854	369,767,299	395,885,147
	380,188,501	407,664,981	413,925,589	418,632,660

The extent of guarantees utilised as shown above relates to guarantees given by the Group and the Company to secure bank facilities granted to associates and subsidiaries amounting to HK$163,500,000 *(1999: HK$156,000,000)* and HK$1,409,205,000 *(1999: HK$648,601,500)*, respectively, at the balance sheet date.

33. RETIREMENT BENEFIT SCHEMES

The Company and its subsidiaries operating in Hong Kong have participated in the monetary provident fund schemes ("MPF Schemes") registered under the Monetary Provident Fund Ordinance since December 2000. No contribution was paid or payable for the MPF Schemes for the year.

At 31st December 2000, the Group had a number of employees who have completed the required number of years of services under Hong Kong Employment Ordinance (the "Ordinance") to be eligible for long service payments on termination of their employment. The Group is only liable to make such payments if the termination meets the circumstances which are specified in the Ordinance.

Under the circumstances specified by the Ordinance, had the employment of all eligible employees been terminated on 31st December 2000 the maximum potential exposure would have been approximately HK$14,741,000 *(1999: HK$13,029,000)*. No provision has been made in the financial statements in respect of such long service payments.

The Group's overseas subsidiaries operate a number of defined contribution schemes and defined benefit schemes which cover substantially all of their employees. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees' payroll. Contributions to defined benefit schemes are made in accordance with advice of qualified actuaries based on annual actuarial valuations.

34. CAPITAL COMMITMENTS

	THE GROUP		**THE COMPANY**	
	2000	**1999**	**2000**	**1999**
	HK$	*HK$*	*HK$*	*HK$*
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment	36,408,668	19,634,183	26,352,760	18,340,979

35. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with related parties:

	Associates	
	2000	**1999**
	HK$	*HK$*
Purchases	27,215,896	37,259,246
Management fee income	8,340,000	2,170,538
Management fee expenses	1,613,953	1,083,749
Modification charges	—	155,424
Salary charges	—	602,000
Interest income received	442,017	1,106,314
Sales income	18,062,294	7,523,116
Subcontracting expenses	919,291	—
Rental income	562,284	—
Equipment charge income	47,846	—
Service expenses	40,000	—

The above transactions were carried out based on market price/rate, or where no market price/rate was available, at cost plus a percentage profit markup.

36. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries of the Company at 31st December 2000 are as follows:

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Percentage of equity interest held by the Company Directly %	Indirectly %	Principal activities
Digiwireless Limited	Hong Kong	HK$2	100	—	Investment holding
Full Team International Limited	Hong Kong	HK$2	100	—	Investment holding
Gimelli Industries Company Limited	Hong Kong	HK$3,000,000	51	—	Trading of electrical and health care products
Marco Polo Industries & Merchandising Company Limited	Hong Kong	HK$100,000	100	—	Trading of household electronic and electrical products
One World Technologies Limited	Bermuda	US$12,000	100	—	Investment holding
One World Technologies Inc.	United States of America	US$10	—	100	Investment holding
OWT Industries, Inc.	United States of America	US$10	—	100	Manufacture of electric components and power tools products
Ryobi Technologies Canada, Inc.	Canada	C$600,000	—	100	Trading of electric power tools products

36. PARTICULARS OF PRINCIPAL SUBSIDIARIES (Cont'd)

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Percentage of equity interest held by the Company Directly %	Percentage of equity interest held by the Company Indirectly %	Principal activities
Ryobi Technologies, Inc.	United States of America	US$10	—	100	Trading of electric power tools products
Ryobi Taiwan Corporation	Taiwan	NT$5,000,000	100	—	Liaison and quality assurance
Royal Appliance International GmbH	Germany	DEM2,000,000	51	—	Trading of household electronic and electrical products
Santo Industries Limited	Hong Kong	HK$2,000,000	100	—	Trading of household electronic and electrical products
Sang Tech Industries Limited	Hong Kong	HK$1,000,000	100	—	Manufacture of plastic parts
Solar Wide Industrial Limited	Hong Kong	HK$2,000,000	75.725	—	Manufacture of electronic products
Solar Wide (Overseas) Limited	The British Virgin Islands/ The PRC	US$1	—	75.725	Manufacture of electronic products
Techtronic Appliances Co. Pte Ltd.	Republic of Singapore	S$250,000	100	—	Liaison office

36. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Cont'd)*

Name of subsidiary	Place of incorporation and operation	Issued and fully paid share capital	Percentage of equity interest held by the Company Directly %	Indirectly %	Principal activities
Techtronic Appliances International Limited	The British Virgin Islands/Republic of Indonesia	US$1	100	—	Trading of electronic and electrical products
P.T. Techtronic Appliances	Republic of Indonesia	US$300,000	1	99	Manufacture of electronic and electrical products
Techtronic Appliances Holdings Company Limited	Bermuda	US$12,000	100	—	Investment holding
Techtronic Appliances (Hong Kong) Limited	Hong Kong	HK$2	100	—	Trading and manufacture of floor care appliance products
Vax Limited	The United Kingdom	£33,000	100	—	Assembly, procurement and distribution of floor care appliance products
Vax Appliances (Australia) Pty. Ltd.	Australia	A$1,200,008	100	—	Assembly and distribution of floor care appliance products

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

None of the subsidiaries had any loan capital outstanding at the end of the year, or at any time during the year.

37. PARTICULARS OF ASSOCIATES

Particulars of the associates at 31st December 2000 are as follows:

Name of associate	Place of incorporation/ registration and operation	Issued and fully paid share/registered capital	Percentage of equity interest held by the Company Directly %	Indirectly %	Principal activities
Polytron Enterprises Limited (formerly known as "Advanced Component Labs (HK) Limited")	Hong Kong	HK$1,650,000	25.0	—	Inactive
Gimelli International (Holdings) Limited	The Cayman Islands	US$6,250	40.8	—	Investment holding
Gimelli Laboratories Company Limited	Hong Kong	HK$5,000,000	—	40.8	Manufacture and trading of electrical and dental care products
Gimelli Produktions A.G.	Switzerland	SFR930,000	—	40.8	Marketing and research and development
Gimelli Precision Moulding Company Limited	Hong Kong	HK$2	—	40.8	Manufacture of plastic parts
North (Shenyang) Chinetek Techtronic Industries Ltd.	The PRC	US$1,200,000	50.0	—	Inactive

FINANCIAL SUMMARY

RESULTS

	Year ended 31st December				
	1996	1997	1998	1999	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	1,906,082	2,279,990	2,531,818	2,699,338	4,551,482
Profit before share of results of associates and taxation	119,711	133,515	153,047	166,965	222,470
Share of results of associates	(9,654)	(639)	(3,818)	228	(1,222)
Profit before taxation	110,057	132,876	149,229	167,193	221,248
Taxation	(4,941)	(7,183)	(7,289)	(8,538)	(31,221)
Profit before minority interests	105,116	125,693	141,940	158,655	190,027
Minority interests	604	1,362	(888)	(1,774)	504
Profit for the year	105,720	127,055	141,052	156,881	190,531
Basic earnings per share	21.07 cents	24.79 cents	25.40 cents	28.15 cents	34.02 cents

ASSETS AND LIABILITIES

	At 31st December				
	1996	1997	1998	1999	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	804,257	1,080,564	1,188,467	1,382,367	2,909,725
Total liabilities, provisions and minority interests	410,823	531,489	549,685	714,843	2,092,432
Shareholders' funds	393,434	549,075	638,782	667,524	817,293

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Willow Room, 17th Floor, Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong, on 25th May 2001 at 9:30 a.m. for the following purposes:

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2000.

(2) To declare a Final Dividend of HK6 cents per share to shareholders whose names appear on the Register of Members of the Company on 22nd June 2001.

(3) To elect Directors and fix their remuneration.

(4) To appoint Auditors and fix their remuneration.

(5) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) an issue of shares as scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed 20% of the issued share capital of the Company as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares of the Company or any class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlement or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong)."

(6) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(a) the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase its own shares of HK$0.20 each, subject to paragraph (b) below and in accordance with all applicable laws and regulations, be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares in the Company to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(7) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** the Directors of the Company be and they are hereby given a general mandate to add all those number of shares of HK$0.20 each in the capital of the Company which may from time to time be purchased by the Company pursuant to the approval granted under Resolution (6) above (the "Repurchased Shares") to the general mandate granted under Resolution (5) above, so that the aggregate nominal amount of share capital that may be allotted by the Directors of the Company pursuant to the said general mandate granted under Resolution (5) above shall be the aggregate of (i) 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and (ii) all the Repurchased Shares."

(8) As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** subject to and conditional upon the Listing Committee of the Stock Exchange granting approval of the share option scheme (the "Share Option Scheme") (the rules of which were set out in the document marked "A" produced to the meeting and signed by the chairman of the meeting for the purpose of identification) and any options which may be granted thereunder and the listings of and permission to deal in any shares of the Company ("Shares") falling to be issued pursuant to the exercise of any such options, the Share Option Scheme be and is hereby approved and adopted and the directors of the Company be and they are hereby authorized to grant options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of options granted thereunder and to do all acts and things as they may consider necessary or expedient to implement the rules of the Share Option Scheme and to vote on any matter connected therewith notwithstanding that they or any of them may be interested in the same."

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong, 2nd April 2001

Notes:

1. The Register of Members will be closed from 18th June 2001 to 22nd June 2001 both days inclusive.

2. A member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on behalf of him. A proxy need not be a member. The Company's Articles of Association require the instrument appointing a proxy to be deposited at the Registered Office of the Company not less than 48 hours before the time for holding the Meeting.

OFFICE

Techtronic Industries Co. Ltd.
Unit A-C & F, 18/F & 24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T. Hong Kong
Telephone 852 2402 6888
Facsimile 852 2413 5971

Rm 1806, Central Plaza
18 Harbour Road
Wan Chai, Hong Kong
Telephone 852 2802 9068
Facsimile 852 2827 0082

Gimelli Laboratories Co. Ltd.
Units A-C & F, 18/F
CDW Building, 388 Castle Peak Road
Tsuen Wan, N.T. Hong Kong
Telephone 852 2480 0888
Facsimile 852 2498 9549

Gimelli Produktions AG
Webergutstrasse 5 CH-3052
Zollikofen, Switzerland
Telephone 41 31 9112323
Facsimile 41 31 9115411

OWT Taiwan Limited
(formerly known as
Ryobi Taiwan Corporation)
9F-4, No. 416, Sec. 2
Chong-de Road
Tai Chung, Taiwan, ROC
Taiwan
Telephone 886 4241 2541
Facsimile 886 4241 2541

Ryobi Technologies, Inc
1428 Pearman Dairy Road
Anderson, SC 29625, USA
Telephone 1 864 2266511
Facsimile 1 864 2619435

Ryobi Technologies Canada, Inc.
275 Industrial Road, Cambridge
Ontario N3H 4B7
Canada
Telephone 1 519 6503032
Facsimile 1 519 6503026

Solar Wide Industrial Ltd.
Units A-C & F, 18/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T. Hong Kong
Telephone 852 2480 0888
Facsimile 852 2402 3233

Santo Industries Ltd.
Units A-C & F, 18/F
CDW Building, 388 Castle Peak Road
Tsuen Wan, N.T. Hong Kong
Telephone 852 2413 3923
Facsimile 852 2498 9549

Techtronic Appliances Co. Pte. Ltd.
1 Maritime Square, (Lobby B)
#10-22 World Trade Centre
Singapore 099253
Telephone 65 377 5880
Facsimile 65 270 9320

Vax Appliances (Australia) Pty Ltd.
Malaga, Western Australia
296 Victoria Road, Malaga, WA 6090,
Australia
Telephone 618 9247 8190
Facsimile 618 9247 8140

Vax Limited
Kingswood Road, Hampton Lovett
Droitwich WR9, 0QH England
Telephone 44 1905 795959
Facsimile 44 1905 795415

OPERATIONS

Techtronic Industries Co. Ltd.
No. 3, Industrial Zone
Hau Kai Town
Dongguan City, China
Telephone 86 769 5582172
Facsimile 86 769 5582575

Sam Tuen Management Zone
Hou Kai Town, Dongguan City, China
Telephone 86 769 5584125
Facsimile 86 769 5584135

Heng Xing Industrial Zone
No. 38 Jiang Shi Village Xia Road
Shi Jia, Gong Ming, China
Telephone 86 755 7730588
Facsimile 86 755 7730433

Shang Tuen, Sam Tuen
Management Zone
Hou Kai Town, Dongguan City, China
Telephone 86 769 5580962
Facsimile 86 769 5587962

OWT Industries, Inc.
225 Pumpkintown
Highway, Pickens
SC 29671, USA
Telephone 1 864 2266511
Facsimile 1 864 2619435

P.T. Techtronic Appliances
Lot 5, Jalan Beringin
Muka Kuning Batamindo
Industrial Estate
Batam, Indonesia 29431
Telephone 62 770 612229
Facsimile 62 770 612205

Ryobi Technologies, Inc.
1428 Pearman Dairy Road
Anderson, SC 29625, USA
Telephone 1 864 2266511
Facsimile 1 864 2619435

Vax Appliances (Australia) Pty Ltd.
Malaga, Western Australia
296 Victoria Road, Malaga, WA 6090,
Australia
Telephone 618 9247 8100
Facsimile 618 9247 8190

Vax Limited
Kingswood Road, Hampton Lovett
Droitwich WR9 0QH England
Telephone 44 1905 795959
Facsimile 44 1905 776905

TECHTRONIC INDUSTRIES CO. LTD.